UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change

Appointment of CK Prahalad as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Prahalad:-

(1)     Details of all directorships held by Mr Prahalad in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

   Mr Prahald is currently a director of the following publicly quoted companies:-

   NCR Corporation
Teradata Corporation
Hindustan Uniler Ltd

(2)     Any unspent convictions in relation to indictable offences:

None

(3)     Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Prahalad was an executive director at the time of, or within 12 months preceding such events:

   None

(4)     Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Prahalad was a partner at the time of, or within 12 months preceding, such events:

None

(5)     Details of receiverships of any assets of Mr Prahalad or of a partnership of which Mr Prahalad was a partner at the time of, or within the twelve months preceding, such event:

None

(6)     Details of any public criticisms of Mr Prahalad by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date: 13 June 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary